April 30, 2026

Vincent Canino
Chief Executive Officer
Capstone Green Energy Holdings, Inc.
16640 Stagg Street
Van Nuys, California 91406

       Re: Capstone Green Energy Holdings, Inc.
           Registration Statement on Form S-3
           Filed April 28, 2026
           File No. 333-295366
Dear Vincent Canino:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Alfredo Gomez